UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32326

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

U. S. Shipping Partners L.P.

Full name of Registrant

Former name if applicable

399 Thornall Street, 8th Floor

Address of Principal Executive Office (Street and Number)

Edison, NJ 08837

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

          ☒             (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                           (b)          The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

U.S. Shipping Partners L.P. (the “Partnership”), all of its wholly-owned subsidiaries and certain of its affiliates filed voluntary petitions for relief (collectively, the “Bankruptcy Filing”) under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York on April 29, 2009. Because of the extraordinary and critical demands that the Bankruptcy Filing and related matters, including the litigation with the third-party investors in, and lenders to, the Partnership's joint venture to construct five product tankers, have placed on the time and attention of the Partnership's senior management and staff, the Partnership has been unable to complete all work necessary to file the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 by the filing deadline without unreasonable effort or expense.

The Partnership intends to file the Form 10-Q as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Dennis Fiore	(732) 635-2760

	(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Partnership’s results of operations during the second quarter of 2009 were adversely affected by significantly decreased demand for its vessels, the costs incurred in connection with the Partnership’s restructuring and litigation with the investors in, and lenders to, the Joint Venture, and the adoption of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”). The Partnership’s revenues for the three and six months ended June 30, 2009 were approximately $31.7 million and $79.6 million, respectively, compared to $49.8 million and $101.3 million for the three and six months ended June 30, 2008, respectively. Costs relating to our restructuring and the Joint Venture Litigation were approximately $2.2 million and $5.2 million for the three and six months ended June 30, 2009, respectively. We did not have any costs related to these matters in the three and six months ended June 30, 2008. The Partnership is still completing the work necessary for the adoption of SOP 90-7 and, therefore, is unable at this time to quantify the effect its adoption will have on the results of operations.

U. S. Shipping Partners L. P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009	By:	/s/ Dennis Fiore

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.